DC!

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 13, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2006

Re: Johnson & Johnson
Incoming letter dated December 21, 2005

Dear Ms. Goodman:

This is in response to your letters dated December 21, 2005 and January 23, 2006 concerning the shareholder proposal submitted to Johnson & Johnson by William Steiner. We have also received letters on the proponent's behalf dated December 22, 2005, January 20, 2006, and January 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals. [redacted]

06025714

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

200406

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 21, 2005

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Johnson & Johnson (the "Company") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from William Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

We hereby notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) as substantially implemented.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991).

B. Anticipated Action By The Company's Board Of Directors

The Company's only supermajority voting provisions appear in Article EIGHTH of its Restated Certificate of Incorporation, as amended (the "Certificate"), which sets forth a "fair price provision" requiring a supermajority vote of shareholders in certain circumstances. The Company's By-Laws contain no supermajority voting provisions. Under the Certificate, amendments must be approved by shareholders.

The Company intends to submit to the shareholders at the 2006 Annual Meeting of Shareholders a proposal to amend the Company's Certificate to eliminate Article EIGHTH from the Certificate (the "Amendment"). On November 30, 2005, the Nominating & Corporate Governance Committee of the Board of Directors (the "Board") unanimously approved eliminating the supermajority voting provisions from the Company's Certificate and submitting the matter to the shareholders at the 2006 Annual Meeting of Shareholders with the recommendation to approve the Amendment. Members of the Board have expressed their intention to approve the Amendment, as recommended by the Nominating & Corporate Governance Committee, and will formally meet on February 13, 2006 to consider submitting the Amendment to the shareholders with the recommendation that the shareholders vote in favor of the Amendment. The Company's management anticipates that the Board will unanimously approve this action. Under the Certificate, if the Board unanimously recommends that shareholders approve the Amendment, then approval of the Amendment by the shareholders at the 2006 Annual Meeting of Shareholders will require only a majority of the votes cast.

C. The Amendment Would "Substantially Implement" The Proposal

It is well-established under Staff no-action letters that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation and/or by-laws eliminating supermajority provisions, and represents that it will recommend such amendments be adopted by shareholders at the next annual meeting. *See Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. March 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or by-laws to remove supermajority voting provisions and to recommend to its shareholders that they approve those amendments at the next annual meeting of shareholders). *See also Allegheny Energy, Inc.* (avail. Feb. 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, where the company's shareholders had approved amendments to its certificate of incorporation and by-laws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

As noted above, the Proposal requests that the Board "adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable." As also indicated above, the Nominating & Corporate Governance Committee of the Board has unanimously approved eliminating the supermajority voting provisions from the Company's Certificate and submitting the matter to the shareholders at the 2006 Annual Meeting of Shareholders with the recommendation to approve the Amendment. If approved by shareholders, the Amendment will eliminate the Company's supermajority voting provisions. The Board intends to meet on February 13, 2006 to consider the Amendment, and the Company's management expects that the Board will approve the Amendment, will seek shareholder approval of the Amendment, and will recommend that the shareholders vote in favor of such approval. In this regard, the Board cannot unilaterally eliminate supermajority provisions from the Certificate, but rather must seek shareholder approval in order to do so. As such, upon Board approval of the Amendment, the Board will have taken all possible steps to have a simple majority vote apply to the greatest number of governance issues practicable, and, consequently, will have substantially implemented the Proposal. As noted above, we will supplementally notify the Staff after Board consideration of the Amendment.

We note that in the Company's correspondence with the Proponent concerning the Proposal, the Proponent has raised the possibility that the Company "void" the provisions of the New Jersey Shareholder Protection Act (the "Act"), N.J. Stat. Ann. §§ 14A:10A-1-6 (West 1986), which contains supermajority voting provisions applicable to certain business combinations with interested shareholders. In this regard, it should be noted that New Jersey law does not permit the Company to take such action. Unlike the analogous provision of Delaware law regarding business combinations with interested shareholders, which permits companies to opt out of its restrictions by amending their charters or bylaws,[1] the Act contains no such "opt-out" provision. In this regard, we further note that the New Jersey legislature considered including an opt-out provision at the time of the Act's adoption, but rejected such a provision.[2] As such, the Company cannot "void" the applicability of the Act.

As noted above, we will supplementally notify the staff after Board consideration of the Amendment. In this regard, the Staff has consistently granted no-action relief where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Intel Corp.* (avail. March 11, 2003); *General Motors Corp.* (avail. March 3, 2004) (both granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to

1 *See* Del. Gen. Corp. Law §203(b).

2 *See* Senate Labor, Industry and Professions Committee Statement, S. No. 1539, c. 74 (N.J. 1986).

adopt a policy that would substantially implement the proposal, and the company supplementally notified the Staff upon board adoption of that policy).

Thus, we believe that, once the Company's Board takes the anticipated actions noted above, the Proposal will have been substantially implemented, and therefore will be excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2455.

Very truly yours,

Amy L. Goodman

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
John Chevedden
William Steiner

70336531_3.DOC

Exhibit A

6

William Steiner
9254 Via Classico East
Wellington, FL 33411

Mr. William C. Weldon
Chairman of the Board
Johnson & Johnson (JNJ)
1 Johnson & Johnson Plz
New Brunswick, NJ 08933

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner 11/7/05
William Steiner Date

cc: Michael H. Ullmann
Corporate Secretary
T: 732 524-0400
F: 732 524-3300
F: 732-524-2185

[November 12, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no — only 1% could force their will on our overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "D" in CEO Compensation.
- Our CEO had a target compensation of $15 million.
- The chairman of our compensation committee had 14-years director tenure – Lack of independence concern.
- We had no Independent Board Chairman – Lack of independent oversight concern.
- We would have to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.

- Our directors can be elected with one yes-vote from our nearly 3 billion shares under our plurality voting – Accountability concern.
- Our directors had access to a $25,000 annual donation program – Conflict of interest concern.
- Three of our directors (25% of our board) had non-director links to our company – Lack of independence concern.

The number of less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

William Steiner, 9254 Via Classico East, Wellington, FL 33411 and 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please advise your most convenient fax number and email address.

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Thursday, December 22, 2005 11:08 PM
To:	CFLETTERS
Cc:	Ullmann, Michael [JJCUS]
Subject:	Re Johnson & Johnson (JNJ) No-Action Request William Steiner

Re Johnson & Johnson (JNJ) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 22, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Johnson & Johnson (JNJ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the Johnson & Johnson (JNJ) December 21, 2005 no action request.

A key point of the company argument is based on action the company may not or may take on February 13, 2006. Therefore it seems appropriate that this no action request be put on the shelf until the staff and the proponent are notified of the action or lack of action on February 13, 2006. Then the proponent should have an opportunity to prepare a shareholder position letter based on reality and not based on whatever the odds are of action to be taken on February 13, 2006. The company does not even advise the number of directors who have purportedly expressed their intention to approve action or whether this number approaches a majority.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal following February 13, 2006. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Michael H. Ullmann
"Ullmann, Michael [JJCUS]" <MULLMAN@CORUS.JNJ.com>

From: J [olmsted7p@earthlink.net]
Sent: Friday, January 20, 2006 11:23 AM
To: CFLETTERS
Cc: Ullmann, Michael [JJCUS]
Subject: #2 Re Johnson & Johnson (JNJ) No-Action Request William Steiner

#2 Re Johnson & Johnson (JNJ) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 20, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This adds to the initial December 22, 2005 response to the Johnson & Johnson (JNJ) December 21, 2005 no action request.

On January 19, 2006 the company sent this brief message:
"Subject: Re Johnson & Johnson (JNJ) No-Action Request William Steiner Mr. Chevedden: Please be advised that the Board of Directors has unanimously approved submitting this matter to the shareholders with a recommendation to support the amendment to the Certificate of Incorporation.

Michael Ullmann"

There has not yet been a response to this January 19, 2006 message to the company:
"Subject: Re: Re Johnson & Johnson (JNJ) No-Action Request William Steiner
Mr. Ullmann, Please forward any further details or documentation the company has on the Board of Directors unanimously approving submitting this matter to the shareholders with a recommendation to support the amendment to the Certificate of Incorporation, especially documentation that shows a commitment to adoption of this proposal.
Thank you.
John Chevedden"

Since the January 19, 2006 company message there is no information from the company that addresses whether each of these supermajority vote provisions will be included in the respective 2006 management ballot item:
Merger Vote Notes
A provision of Johnson & Johnson's charter requires that a Business Combination (as defined in the charter) with or involving an Interested Stockholder (as defined in the charter) be approved by holders of (a) 80% of shares and (b) a majority of shares owned by Disinterested Shareholders (as defined in the charter) unless (x) a majority of Continuing Directors (as defined in the charter) approve the Business Combination or (y) certain requirements as to price and procedure are satisfied. New Jersey law provides that a corporation like Johnson & Johnson whose securities are registered with the SEC cannot engage in a business combination with an interested stockholder unless (1) the transaction was approved by the board prior to the date on which the interested stockholder became an interested stockholder, (2) the transaction is approved by holders of two-thirds of the shares not held by the interested stockholder, or (3) certain requirements as to price and procedure are satisfied.
Charter Amendment Notes
Approval of holders of 80% of shares is required to amend Article Eighth (fair price) of the charter.

Since the January 19, 2006 company message there has been no company statement on the percentage of outstanding shares that must approve the management proposal for adoption.

The Staff recently did not concur that Whole Foods had implemented a rule 14a-8 proposal by including a same-topic company proposal in its 2006 definitive proxy. The following "High Risk Alert" on Goodyear from The Corporate Library was quoted in the proponent¹s response in Whole Foods Market, Inc. (December 14, 2005).

This High Risk Alert on Goodyear (GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails to obtain the critical vote.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored[1] proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management[1]s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, "was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d1état made for outstanding gamesmanship, but terrible governance.

It1s hard to draw a conclusive link between management1s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We1ve now lowered the company1s responsiveness grade to F, and would lower it to even further if we could. The company1s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Michael H. Ullmann
"Ullmann, Michael [JJCUS]" <MULLMAN@CORUS.JNJ.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 23, 2006

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Supplemental Letter – Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements the request by our client, Johnson & Johnson (the "Company") that the staff of the Division of Corporation Finance (the "Staff") concur that it will take no action if the Company omits from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from William Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") "adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable." We submitted a letter to the Staff on the Company's behalf on December 21, 2005 (the "Company's Request"), which included the basis for exclusion. In an e-mail dated January 20, 2006, the Proponent submitted to the Staff a response to the Company's Request (the "Proponent's Response"). Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter. A copy of this letter is being mailed on this date to the Proponent.

In the Company's Request, a copy of which is attached hereto as Exhibit A, we informed the Staff of the Company's intention to exclude the Proposal pursuant to Rule 14a-8(i)(10) as substantially implemented, by virtue of the fact that the Company intends to submit to shareholders at the 2006 Annual Meeting a proposal to amend the Company's Restated Certificate of Incorporation to eliminate Article EIGHTH (the "Amendment"), which contains the Company's only supermajority voting provisions. At the time of the Company's Request, we indicated that the Board, subsequent to the submission of the letter, would formally consider submitting the Amendment to shareholders and that we would notify the Staff of the Board's action. We are writing to supplementally notify the Staff that the Board has unanimously adopted by written consent the following resolutions:

Amendment of Certificate of Incorporation

RESOLVED: that the Restated Certificate of Incorporation of the Company, as amended and in effect on the date hereof, should be amended to eliminate Article EIGHTH thereof (the "Amendment"); and be it further

RESOLVED: that the shareholders of the Company shall be asked to approve the Amendment at the Annual Meeting of Shareholders to be held on April 27, 2006 and this Board shall recommend to the shareholders that the Amendment be approved and adopted by the shareholders.

As noted in the Company's Request, the Board cannot unilaterally eliminate supermajority provisions from the Certificate, but rather must seek shareholder approval in order to do so. Pursuant to the above resolutions, the Board has approved the Amendment, and has resolved to submit the Amendment to the Company's shareholders at the 2006 Annual Meeting, with a recommendation that shareholders approve the Amendment. As such, the Board has taken all possible steps to have a simple majority vote apply to the "greatest number of governance issues practicable" and, consequently, has substantially implemented the Proposal.

As discussed further in the Company's Request, it is well-established under Staff no-action letter precedents that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14a-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation and/or by-laws eliminating supermajority provisions, and represents that it will recommend such amendments be adopted by shareholders at the next annual meeting. *See, e.g., Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. March 28, 2002).

In the Proponent's Response, a copy of which is attached hereto as Exhibit B, the Proponent does not deny that the above-mentioned precedents support exclusion of the Proposal. Instead, the Proponent cites the Staff's denial of a no-action request regarding a similar proposal in *Whole Foods Market, Inc.* (avail. Dec. 14, 2005), in support of the Proponent's belief that the Proposal cannot be excluded under Rule 14a-8(i)(10). However, the company's basis for exclusion in *Whole Foods Market* did not include Rule 14a-8(i)(10), and instead its request for exclusion was based solely on Rule 14a-8(i)(9) (conflict with a company proposal). As such, *Whole Foods Market* is irrelevant to the Staff's determination with respect to the Proposal and fails to support Proponent's contention that the Proposal cannot be excluded under Rule 14a-8(i)(10). The remainder of the Proponent's Response has already been addressed in the Company's Request, and therefore does not warrant further discussion by the Company or consideration by the Staff.

* * *

As discussed in the Company's Request, we believe that the Proposal may be properly omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented as a result of the Board's actions described above. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2455.

Very truly yours,

Amy L. Goodman

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
John Chevedden
William Steiner

70339011_1.DOC

GIBSON, DUNN & CRUTCHER LLP

Exhibit A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 21, 2005

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 45016-01913

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Johnson & Johnson (the "Company") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from William Steiner, who has appointed John Chevedden to act on his behalf (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

We hereby notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) as substantially implemented.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991).

B. Anticipated Action By The Company's Board Of Directors

The Company's only supermajority voting provisions appear in Article EIGHTH of its Restated Certificate of Incorporation, as amended (the "Certificate"), which sets forth a "fair price provision" requiring a supermajority vote of shareholders in certain circumstances. The Company's By-Laws contain no supermajority voting provisions. Under the Certificate, amendments must be approved by shareholders.

The Company intends to submit to the shareholders at the 2006 Annual Meeting of Shareholders a proposal to amend the Company's Certificate to eliminate Article EIGHTH from the Certificate (the "Amendment"). On November 30, 2005, the Nominating & Corporate Governance Committee of the Board of Directors (the "Board") unanimously approved eliminating the supermajority voting provisions from the Company's Certificate and submitting the matter to the shareholders at the 2006 Annual Meeting of Shareholders with the recommendation to approve the Amendment. Members of the Board have expressed their intention to approve the Amendment, as recommended by the Nominating & Corporate Governance Committee, and will formally meet on February 13, 2006 to consider submitting the Amendment to the shareholders with the recommendation that the shareholders vote in favor of the Amendment. The Company's management anticipates that the Board will unanimously approve this action. Under the Certificate, if the Board unanimously recommends that shareholders approve the Amendment, then approval of the Amendment by the shareholders at the 2006 Annual Meeting of Shareholders will require only a majority of the votes cast.

C. The Amendment Would "Substantially Implement" The Proposal

It is well-established under Staff no-action letters that a company may exclude from its proxy materials a shareholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation and/or by-laws eliminating supermajority provisions, and represents that it will recommend such amendments be adopted by shareholders at the next annual meeting. *See Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. March 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or by-laws to remove supermajority voting provisions and to recommend to its shareholders that they approve those amendments at the next annual meeting of shareholders). *See also Allegheny Energy, Inc.* (avail. Feb. 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a shareholder proposal that was nearly identical to the Proposal, where the company's shareholders had approved amendments to its certificate of incorporation and by-laws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

As noted above, the Proposal requests that the Board "adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable." As also indicated above, the Nominating & Corporate Governance Committee of the Board has unanimously approved eliminating the supermajority voting provisions from the Company's Certificate and submitting the matter to the shareholders at the 2006 Annual Meeting of Shareholders with the recommendation to approve the Amendment. If approved by shareholders, the Amendment will eliminate the Company's supermajority voting provisions. The Board intends to meet on February 13, 2006 to consider the Amendment, and the Company's management expects that the Board will approve the Amendment, will seek shareholder approval of the Amendment, and will recommend that the shareholders vote in favor of such approval. In this regard, the Board cannot unilaterally eliminate supermajority provisions from the Certificate, but rather must seek shareholder approval in order to do so. As such, upon Board approval of the Amendment, the Board will have taken all possible steps to have a simple majority vote apply to the greatest number of governance issues practicable, and, consequently, will have substantially implemented the Proposal. As noted above, we will supplementally notify the Staff after Board consideration of the Amendment.

We note that in the Company's correspondence with the Proponent concerning the Proposal, the Proponent has raised the possibility that the Company "void" the provisions of the New Jersey Shareholder Protection Act (the "Act"), N.J. Stat. Ann. §§ 14A:10A-1-6 (West 1986), which contains supermajority voting provisions applicable to certain business combinations with interested shareholders. In this regard, it should be noted that New Jersey law does not permit the Company to take such action. Unlike the analogous provision of Delaware law regarding business combinations with interested shareholders, which permits companies to opt out of its restrictions by amending their charters or bylaws,[1] the Act contains no such "opt-out" provision. In this regard, we further note that the New Jersey legislature considered including an opt-out provision at the time of the Act's adoption, but rejected such a provision.[2] As such, the Company cannot "void" the applicability of the Act.

As noted above, we will supplementally notify the staff after Board consideration of the Amendment. In this regard, the Staff has consistently granted no-action relief where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Intel Corp.* (avail. March 11, 2003); *General Motors Corp.* (avail. March 3, 2004) (both granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to

---

1 *See* Del. Gen. Corp. Law §203(b).

2 *See* Senate Labor, Industry and Professions Committee Statement, S. No. 1539, c. 74 (N.J. 1986).

adopt a policy that would substantially implement the proposal, and the company supplementally notified the Staff upon board adoption of that policy).

Thus, we believe that, once the Company's Board takes the anticipated actions noted above, the Proposal will have been substantially implemented, and therefore will be excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If you have any questions, please do not hesitate to call me at (202) 955-8653 or Michael H. Ullmann, the Company's Corporate Secretary, at (732) 524-2455.

Very truly yours,

Amy L. Goodman

Enclosures

cc: Michael H. Ullmann, Johnson & Johnson
John Chevedden
William Steiner

70336531_3.DOC

Exhibit A

6

William Steiner
9254 Via Classico East
Wellington, FL 33411

Mr. William C. Weldon
Chairman of the Board
Johnson & Johnson (JNJ)
1 Johnson & Johnson Plz
New Brunswick, NJ 08933

Rule 14a-8 Proposal

Dear Mr. Weldon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner   11/7/05
William Steiner   Date

cc: Michael H. Ullmann
Corporate Secretary
T: 732 524-0400
F: 732 524-3300
F: 732-524-2185

[November 12, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no — only 1% could force their will on our overwhelming 79% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company "D" in CEO Compensation.
- Our CEO had a target compensation of $15 million.
- The chairman of our compensation committee had 14-years director tenure – Lack of independence concern.
- We had no Independent Board Chairman – Lack of independent oversight concern.
- We would have to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.

- Our directors can be elected with one yes-vote from our nearly 3 billion shares under our plurality voting – Accountability concern.
- Our directors had access to a $25,000 annual donation program – Conflict of interest concern.
- Three of our directors (25% of our board) had non-director links to our company – Lack of independence concern.

The number of less-than-best practices above reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

William Steiner, 9254 Via Classico East, Wellington, FL 33411 and 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please advise your most convenient fax number and email address.

Exhibit B

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, January 20, 2006 11:23 AM
To: CFLETTERS@SEC.GOV
Cc: Ullmann, Michael [JJCUS]
Subject: #2 Re Johnson & Johnson (JNJ) No-Action Request William Steiner

#2 Re Johnson & Johnson (JNJ) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 20, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
#2 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This adds to the initial December 22, 2005 response to the Johnson & Johnson (JNJ) December 21, 2005 no action request.

On January 19, 2006 the company sent this brief message:
"Subject: Re Johnson & Johnson (JNJ) No-Action Request William Steiner
Mr. Chevedden: Please be advised that the Board of Directors has unanimously approved submitting this matter to the shareholders with a recommendation to support the amendment to the Certificate of Incorporation.
Michael Ullmann"

There has not yet been a response to this January 19, 2006 message to the company:
"Subject: Re: Re Johnson & Johnson (JNJ) No-Action Request William

Steiner
Mr. Ullmann,
Please forward any further details or documentation the company has on the Board of Directors unanimously approving submitting this matter to the shareholders with a recommendation to support the amendment to the Certificate of Incorporation, especially documentation that shows a commitment to adoption of this proposal.
Thank you.
John Chevedden"

Since the January 19, 2006 company message there is no information from the company that addresses whether each of these supermajority vote provisions will be included in the respective 2006 management ballot item:
Merger Vote Notes
A provision of Johnson & Johnson's charter requires that a Business Combination (as defined in the charter) with or involving an Interested Stockholder (as defined in the charter) be approved by holders of (a) 80% of shares and (b) a majority of shares owned by Disinterested Shareholders (as defined in the charter) unless (x) a majority of Continuing Directors (as defined in the charter) approve the Business Combination or (y) certain requirements as to price and procedure are satisfied. New Jersey law provides that a corporation like Johnson & Johnson whose securities are registered with the SEC cannot engage in a business combination with an interested stockholder unless (1) the transaction was approved by the board prior to the date on which the interested stockholder became an interested stockholder, (2) the transaction is approved by holders of two-thirds of the shares not held by the interested stockholder, or (3) certain requirements as to price and procedure are satisfied.
Charter Amendment Notes
Approval of holders of 80% of shares is required to amend Article Eighth (fair price) of the charter.

Since the January 19, 2006 company message there has been no company statement on the percentage of outstanding shares that must approve the management proposal for adoption.

The Staff recently did not concur that Whole Foods had implemented a rule 14a-8 proposal by including a same-topic company proposal in its 2006 definitive proxy. The following "High Risk Alert" on Goodyear from The Corporate Library was quoted in the proponent's response in Whole Foods Market, Inc. (December 14, 2005).

This High Risk Alert on Goodyear (GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will

fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that fails to obtain the critical vote.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear's (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company's shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear's shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the OEmanagement-sponsored' proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management's 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%

Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d'état made for outstanding gamesmanship, but terrible governance.

It's hard to draw a conclusive link between management's lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We've now lowered the company's responsiveness grade to F, and would lower it to even further if we could. The company's recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Michael H. Ullmann
"Ullmann, Michael [JJCUS]" <MULLMAN@CORUS.JNJ.com>

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 24, 2006 9:50 PM
To: CFLETTERS
Cc: Ullmann, Michael [JJCUS]
Subject: #3 Re Johnson & Johnson (JNJ) No-Action Request William Steiner

#3 Re Johnson & Johnson (JNJ) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Johnson & Johnson (JNJ)
#3 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This adds to the December 22, 2005 and January 20, 2006 responses to the Johnson & Johnson (JNJ) December 21, 2005 no action request, supplemented on January 23, 2006.

In spite of the example of the sham Goodyear proposal, which could be called defeated by design, the company still does not commit to be anything more than laissez-faire once the proxy is published. In other words once the proxy is published the proposal will sink or swim on its own. The company fails to provide

key information, for instance the percentage of shares outstanding that typically voted on management proposals in previous years.
At some companies not even 67% of the outstanding shares vote on management proposals.

If not even 67% of shares vote at Johnson & Johnson on this management proposal, adoption would be impossible because apparently an 80% yes-vote of all shares in existence is required to amend the charter. Furthermore the company can use its power to limit the number of votes cast. For instance it can send out proxy materials at the latest possible time and by the slowest possible means required. Or the company can send proxy materials out earlier and faster. But there is no commitment from the company to do anything after the definitive proxy is filed.

The company claims "the Board has taken all possible steps to have a simple majority vote Š" yet does not even commit to a shareholder solicitation to obtain the required overwhelming 80% yes-vote of all shares in existence.

The company January 23, 2006 supplement does not specifically address whether the following Merger Vote Notes, cited in the January 20, 2006 shareholder position letter, will be addressed by the 2006 company ballot
proposal:

Merger Vote Notes

A provision of Johnson & Johnson's charter requires that a Business Combination (as defined in the charter) with or involving an Interested Stockholder (as defined in the charter) be approved by holders of (a) 80% of shares and (b) a majority of shares owned by Disinterested Shareholders (as defined in the charter) unless (x) a majority of Continuing Directors (as defined in the charter) approve the Business Combination or (y) certain requirements as to price and procedure are satisfied. New Jersey law provides that a corporation like Johnson & Johnson whose securities are registered with the SEC cannot engage in a business combination with an interested stockholder unless (1) the transaction was approved by the board prior to the date on which the interested stockholder became an interested stockholder, (2) the transaction is approved by holders of two-thirds of the shares not held by the interested stockholder, or (3) certain requirements as to price and procedure are satisfied.

Charter Amendment Notes

Approval of holders of 80% of shares is required to amend Article Eighth (fair price) of the charter.

There has been no company statement in any letter to the Staff on the percentage of outstanding shares that must approve the management proposal for adoption.

The Staff recently did not concur that Whole Foods could exclude a rule 14a-8 proposal by including a same-topic company proposal in its 2006 definitive proxy. The following "High Risk Alert" on Goodyear from The Corporate Library was quoted in the proponent¹s response in Whole Foods Market, Inc. (December 14, 2005).

This High Risk Alert on Goodyear (GT) is not the only example of a company putting a proposal on its ballot with the intention or hope that it will fail to get the required vote yet incredulously getting simultaneous full credit for implementation of a proposal that ultimately fails to obtain the critical vote. In other words a management proposal which is defeated by design.
Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear¹s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company¹s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear¹s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored[1] proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management[1]s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877

37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d[1]état made for outstanding gamesmanship, but terrible governance.

It[1]s hard to draw a conclusive link between management[1]s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We[1]ve now lowered the company[1]s responsiveness grade to F, and would lower it to even further if we could. The company[1]s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

Upon reading the example of this bad-faith Goodyear proposal, the company has made no commitment to make any effort for adoption of the company proposal beyond the routine distribution of proxy materials. And the company has not made a commitment to avoid practices within its power to reduce the number of ballots cast, such as waiting until the last possible moment to distribute proxy materials by the slowest acceptable means.

For the above reasons it is respectfully requested that concurrence not be granted to the company particularly because of the example of the bad-faith Goodyear proposal above and the high 80% vote required for the JNJ proposal. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Michael H. Ullmann
"Ullmann, Michael [JJCUS]" <MULLMAN@CORUS.JNJ.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 21, 2005

The proposal recommends that the board adopt a simple majority vote requirement and make it applicable to the greatest number of governance issues practicable.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Johnson & Johnson will provide shareholders at Johnson & Johnson's 2006 Annual Meeting with an opportunity to approve an amendment to Johnson & Johnson's certificate of incorporation that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser